November 12, 2008

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director

Scott M. Anderegg

Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549

Re:

IdeaEdge, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 9, 2008
File No. 0-27145

Dear Mr. Owings and Mr. Anderegg:

We have filed through EDGAR, the above-referenced proxy statement (the “Proxy Statement”).  This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated October 15, 2007 (the “Comment Letter”) with respect to the Proxy Statement.

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.  The Company's responses indicate whether Amendment No. 1 reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate.  Page numbers set forth in the Company’s responses refer to page numbers of Amendment No. 1.

General

1.

In your next amendment please provide page numbers.

RESPONSE: This change was made to the pagination as noted by the Staff.

2.

We have issued comments on submissions that have been made by you and you have not responded to our comments. Specifically, there are comments pending on the Form S-1 filed on September 16, 2008 (file no. 333- 333-153552) and Amendment 1 to the Form SB-2 filed on January 16, 2008 (file no. 333-147548), including comments on your Form 10-K for the year ended September 30, 2007. Please either respond to our outstanding comments or advise us as to when you will respond.

RESPONSE:  We anticipate responding to Staff comments to the Form S-1 by November 18, 2008, which will also address the Staff comments to our Form 10-K for the year ended September 30, 2007.   We resubmitted our withdrawal request today for the Amendment 1 to Form SB-2.

About the Annual Meeting

3.

In the question "Will my broker be able to vote my shares for me?" please clarify which proposals, if any, brokers will be precluded from exercising their voting discretion such that beneficial holders will need to provide specific instructions to their brokers in order for their votes to be counted.

RESPONSE:  We clarified the response to this question as noted by the Staff.

Prospectus Cover Page

4.

In the question "Is cumulative voting permitted for the election of directors?" we note your indication that your proxy holders will exercise discretionary authority to cumulate votes if a record holder signs a proxy card with no further voting instructions_ Please specifically state that this is the only circumstance in which you will exercise discretionary authority to cumulate votes. Please also specifically state how the votes will be allocated among your nominees under those circumstances. See Item 4(c)(4) of Schedule 14A and Proxy Rules and Schedule 14A interpretation N.9. in our Manual of Publicly Available Telephone Interpretations located at www. sec.gov.

RESPONSE: We revised the response to this question as noted by the Staff.

Proposal No. 2

5.

In the first paragraph, you state that the Board of Directors has authorized an amendment to the 2007 Stock Option Plan to increase the total number of shares issuable under the plan to 3,500,000 shares of common stock. On the next page, however, you state that the total number of shares of common stock that may be issued pursuant to stock awards under the Plan and amendments shall not exceed in the aggregate 4,500,000 shares of common stock. Please revise or advise us as to why these amounts differ.

RESPONSE: We have revised the 4,500,000 to 3,500,000 to conform to the proper amount.

Proposal No. 4

6.

Please revise your disclosure to explain in some detail the possible negative impact on shareholders if they no longer have the right to cumulative voting.

RESPONSE:  We revised the disclosure as noted by the Staff.

7.

Please also specifically state that this amendment to your articles of incorporation will not be effective until the next annual meeting.

RESPONSE: We revised the disclosure as noted by the Staff.

Compensation Discussion and Analysis

8.

Please clarify how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation.  See Item 402(b)(l)(v) and 402(b)(2)(i) of Regulation S-K.  In this regard, we note that you have granted your Chief Financial Officer stock options, however, it is not clear why you determined to make such awards only to him and how you determined the amount of the award.

RESPONSE: We clarified the determination of the allocation of the cash compensation between the current cash portion and the long-term portion as noted by the Staff.   We also added discussion concerning the grant of options to our Chief Financial Officer and how the amounts were determined.

9.

We note that you do not have a Compensation Committee. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation. See Item 407(e) of Regulation S-K

RESPONSE: Until the September 24, 2008 appointment of Mark Sandson to our Company’s Board of Directors, our Board of Directors (functioning as our Compensation Committee) consisted of two individuals who were both executive officers of our Company.  Therefore, our executive officers were solely responsible for determining and recommending the amount and form of executive compensation that was paid during fiscal 2008.  We have added this disclosure to our Compensation Discussion and Analysis.

Our Rationale for Selecting a Particular Event to Trigger Payment under a Change of Control Agreement

10. Please revise this discussion as it relates to potential payments upon termination or change-in-control to quantify the estimated payments and benefits that would be provided. Please confirm that only Mr. Shultz will receive post-employment payments; otherwise, please include all named officers that will receive post-employment payments in connection with a change of control. See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j). In this regard, while the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. See section VI of the Securities Act Release 33-8732A.

RESPONSE: We added the following additional paragraph in response to the reviewers’ comments.

The amount of compensation for which Mr. Shultz would be eligible upon the Company’s acquisition and in the event remains employed with our Company on the date of the closing of the transaction would be the per share price for which the Company was acquired multiplied by 500,000.  No other compensation or benefits would be due to Mr. Shultz based on agreements currently in place between him and our Company.  Mr. Shultz is the only executive with a change of control agreement as he is the only executive officer that does not have substantial holdings of our preferred or common stock as a result of being a Company founder.

Given that there is only one executive covered by a change of control agreement, we felt that tabular disclosure was unnecessary.

The Level of Salary and Bonus to Total Compensation

11.

We note that you disclose that you "seek to keep cash compensation in line with market conditions." Please clarify your disclosure to explain how you ensure that cash compensation is in line with "market conditions." In this regard, if you are referring to the cash compensation that other executive officers in your market receive, it appears that you are benchmarking your cash compensation. If so, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE: In line with the Staff’s comment, we clarified our disclosure to explain how we ensure that cash compensation is in line with market conditions.  The enhanced disclosure states that we have not engaged in formal benchmarking with respect to our executives’ cash compensation.

Summary Compensation Table

12.

Please clarify that the option award amount was the amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS I23R. See Item 402(k)(2)(iv) of Regulation S-K.

RESPONSE: We made the clarification pointed out by the Staff.

13.

We note footnote (5) and your indication that unpaid amounts of salaries have not been included in the table. Considering the table requires disclosure of all amounts earned, please revise your table to include these amounts, though you may continue to provide a footnote as it relates to the election to defer payments at this time. Sec Item 402(c)(2)(iii) of Regulation S-K.

RESPONSE: We made the changes to the table indicated by the Staff and we have included all amounts earned including those deferred for the fiscal year through September 30, 2008.

Certain Relationships and Related Party Transactions

14.

Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

RESPONSE:  We have added the required disclosures as indicated by the Staff.  All related party contracts if in written form have been filed as Exhibits to prior SEC filings.

Security Ownership of Certain Beneficial Owners and Management

15.

Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Whalehaven Capital Fund Limited. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.

RESPONSE:  We have made the disclosures as noted by the Staff.

*  *  *  *  *

The Company would very much appreciate the Staff’s prompt review of this response.  The Company appreciates your review process with the purpose of assisting us in our compliance with the applicable disclosure requirements and the enhancement of our overall disclosure in our filings. The Company also acknowledges that:

·

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

·

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions, please call me at (858) 677-0080.

Sincerely,

/s/ Jonathan Shultz

Jonathan Shultz